UNITED STATES OF AMERICA

                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 12
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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         THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended December 31, 2000, as summarized in Exhibit A.

         This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                                            OHIO VALLEY ELECTRIC CORPORATION


                                            By: /s/ Susan Tomasky          .
                                               -----------------------------
                                                Assistant Secretary


Dated:  February 6, 2001


                                    EXHIBIT A

SHORT  ISSUE   MATURITY      INTEREST   PRINCIPAL                   MATURITY
TERM   DATE     DATE   DAYS   RATE %    BORROWED      INTEREST       VALUE
DEBT
TYPE

 BL  10/17/00  04/17/01 182  7.20000  $ 5,000,000.00 $182,000.00  $ 5,182,000.00
 BL  10/30/00  04/30/01 182  7.82130  $10,000,000.00 $395,410.17  $10,395,410.17
 BL  11/27/00  05/25/01 179  7.20000  $10,000,000.00 $358,000.00  $10,358,000.00
 B   12/31/00  06/13/01 182  6.97000  $ 5,000,000.00 $176,186.11  $ 5,176,186.11